KRONES

82-3871

KRONES AG Böhmerwaldstraße 5 D-93073 Neutraubling

RECEIVED
2004 AUG 18 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mr. Paul M. Dudek
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

04036329

KRONES AG
Böhmerwaldstraße 5
D-93073 Neutraubling
Unternehmenskommunikation

Hermann Graf Castell
Telefon +49(+9401) 70-3328
Telefax +49(+9401) 70-3786
castell.hermann@krones.de

09.08.2004

SUPPL

Dear Ladies and Gentlemen,

Please find attached our interim report 2004.

If you should need any further information, please do not hesitate to contact me!

Kindest regards,

Hermann Graf zu Castell-Rüdenhausen
Head of Corporate Communications

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

dw 8/18



KRONES GROUP		30.06.2004	30.06.2003	Change	
					[redacted]
Sales	€ m	775.1	717.5	+ 8.0 %	[redacted]
EBIT	€ m	58.7	53.7	+ 9.3 %	[redacted]
Profit after tax	€ m	35.0	34.4	+ 1.7 %	[redacted]
Order bookings, accumulated	€ m	784.9	663.9	+ 18.2 %	[redacted]
Orders on hand	€ m	629.2	560.3	+ 12.3 %	[redacted]
Investments	€ m	13.5	24.3	- 44.4 %	[redacted]
					[redacted]
Employees					[redacted]
KRONES in Germany		7,214	7,229	- 0.2 %	[redacted]
KRONES GROUP		8,724	8,680	+ 0.5 %	[redacted]
					[redacted]
Earnings per share *	€	3.32	3.27	+ 1.7 %	[redacted]
Cash flow	€ m	54.3	53.0	+ 2.5 %	[redacted]

* diluted/undiluted

Dear shareholders and business associates,

In a company's business year, half-time constitutes a good occasion to pause and take stock, an opportunity to review the past six months, which in KRONES' case have been definitely successful ones. At the same time, in view of various factors affecting our business, these interim figures also provide food for thought about our future strategies – and not just for the second half of this year.

To start with, a quick look back gives cause for gratification: our order bookings have risen significantly, by no less than 18 per cent compared to the preceding year. Our sales were up by eight per cent during the year's first six months. We see both these trends as indicators for a general business upturn. This year, at least, there will not be any »summertime shortfall« in our production operations. With the conversion of our preference shares into ordinary shares, moreover, we have lastingly improved our position in the MDAX, enhanced the liquidity of our stock, and boosted our share prices to its highest level in several years.

Looking back, however, we cannot be satisfied with what is only a slight rise in profits. The return on sales has been hit primarily by steep rises in raw material prices, the continuing price war on our chosen markets, and not least the high wage costs involved. Reason enough to turn our attention to the near future: we're going to have to adopt an even tougher approach to our costs. This may entail relocating some of our production operations to other countries or a solution involving longer and more flexible working hours.

This is essential if we are to survive and prosper in the international business environment – and achieve not only good sales figures, but healthy profits as well.

Volker Kronseder
Executive Board Chairman

Hans-Jürgen Thaus
Deputy Executive Board Chairman

At the start of a cyclical upturn

In terms of exports, at least, things are looking good for the German economy. While the Germans' propensity to consume deteriorated still further during the second quarter of 2004, the German Institute for Economic Research (DIW) sees Germany's companies »at the start of a cyclical upturn«. Driven by the resurgent global economy, the German economy is showing signs of a modest recovery. The healthy export data, in particular, towards mid-year impelled economic pundits to revise their growth forecasts slightly upwards, following a downgrade during the year's first quarter.

The definite indications of an economic recovery are at KRONES being reflected primarily in the order bookings. Sales, too are rising more steeply. Earnings, by contrast, are being squeezed by a variety of factors. On the one hand, KRONES is also benefiting from the economic upturn in China, and indeed will be supporting this development by inaugurating a spare parts production facility this autumn; on the other hand – triggered by this economic boom and the resurgent business cycle worldwide – the costs for steel and the alloy surcharges for stainless steel have increased substantially.

Whereas sales rose by 8 per cent in comparison to the preceding year's first six months, the cost of materials consumed showed a substantially overproportional increase of just under 19 per cent, with the result that gross income remained almost the same. When the two second quarters of 2003 and 2004 are compared, this effect is even more striking: though sales were up by 10.5 per cent, the cost of materials consumed was 28 per cent higher, which actually pushes gross income 0.6 per cent into the minus range.

The competitive situation continues to be troublesome, due not least to the price war rekindled by individual competitors.

Following a decline in May and June 2004, the ifo business climate index for Germany's trade and industry showed a recovery in July. There were improved assessments for both the current business situation and the business expectations for the next six months. The survey's results augur well for the business cycle upturn to continue during the year's second half.

ifo business cycle test for trade and industry* July 2004


110
105
100
95
90
85
80
75
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
ifo Business climate
Business expectations
Business situation assessment

* Manufacturing sector, construction industry, wholesalers and retailers

Profits hit by adverse factors

All this has hit our profits, with which we are not satisfied. Because of the fierce price war ongoing, the increased cost of materials consumed, and the high wage costs, return on sales has deteriorated: to 4.5 per cent in the first six months of this year, compared to 4.8 % in the preceding year's equivalent period.

In 2004, too, KRONES is steadfastly progressing its plans for the future and its growth targets.

As the world's biggest manufacturer of bottling lines and packaging machinery, almost all of which has hitherto been produced in Germany itself, KRONES is finding international competition more difficult, due primarily to the high collectively bargained wage agreements in the metalworking industry, with a 35-hour week.

Besides further efforts to cut costs, we shall also be conducting a discussion at KRONES on Germany's future as an industrial base and on extending working hours. To strengthen our competitiveness while at the same time making jobs more secure, we are aiming for a genuine alliance for jobs: a job guarantee in conjunction with longer and more flexible working hours.

KRONES GROUP sales and earnings Jan. – June, in € m


2000
19.2
501.3
2001
25.1
578.4
2002
32.2
669.9
2003
34.4
717.5
2004
35.0
775.1
Earnings after taxes
Sales

Sales up by eight per cent

The KRONES GROUP's sales rose by more than eight per cent in the first half of 2004 on a like-for like basis, to reach a new record level of € 775.1 m (Jan. – June 2003: € 717.5 m). Compared to the first quarter of 2004 (€ 387.8 m), sales in the year's second quarter remained steady at € 387.3 m.

In the year's first half, the »Machines and lines for product bottling and dressing« segment upped its sales by 13.4 per cent over the preceding year's equivalent period (Jan. – June 2003: € 606.3 m), to reach € 687.9 m. Sales in the second quarter of 2004, at € 349.7 m, were a further 3.4 per cent up on the figures for the year's first quarter (€ 338.2 m).

KRONES GROUP sales Jan. – June, in € m


2000
501.3
2001
578.4
2002
669.9
2003
717.5
2004
775.1

Two gigantic orders from breweries for our subsidiary STEINECKER (though these will not show up in the sales figures until the second half of the year) are the reason why our »Machines and lines for beverage production« segment, with sales of € 53.3 m in the year's first six months, was down on the like-for-like figure of € 78.1 m.

Sales at our »Machines and lines for the lower output range (KOSME)« segment showed a modest increase over the preceding year's equivalent period, from € 33.1 m to € 33.9 m. Compared to the previous quarter (€ 15.9 m), sales in the second quarter were up by 13 per cent, at € 18.0 m.

KRONES GROUP sales by segments Jan. – June, in € m


Machines and lines in the low output range (KOSME) 4.4% (€ 33.9 m)
Machines and lines for beverage production/ process technology 6.9% (€ 53.3 m)
Machines and lines for product filling and decoration 88.7 % (€ 687.9 m)
Machines and lines in the low output range (KOSME) 4.6% (€ 33.1 m)
Machines and lines for beverage production/ process technology 10.9% (€ 78.1 m)
Machines and lines for product filling and decoration 84.5% (€ 606.3 m)

Sales in the first half year of 2004: € 775,1 m

Sales in the first half year of 2003: € 717,5 m

EBIT up by nine per cent

In terms of earnings before interest and taxes (EBIT), at € 58.7 m, KRONES is 9 per cent up on the preceding year's equivalent figure (€ 53.7 m). Compared to the first three months of this year, EBIT in the second quarter rose by 19 per cent, from € 26.8 m to € 31.9 m.

KRONES GROUP EBIT Jan. – June, in € m


2000
34.2
2001
42.4
2002
56.4
2003
53.7
2004
58.7

Order bookings up by 18 per cent

Order bookings continued their healthy progress in the year's second quarter as well. Compared to 2003, the value of orders received in the year's first six months rose by 18.2 per cent to reach € 784.9 m. Order bookings in the year's second quarter, at € 379.2 m, were at a similar level of 2004's first three months (€ 405.7 m).

Buoyant demand for products from KRONES augurs well for this year's business.

KRONES GROUP order bookings Jan. – June, in € m


2000
514.5
2001
546.7
2002
606.4
2003
663.9
2004
784.9

Orders on hand

On the reporting date, June 30, 2004, orders on hand in the KRONES GROUP totalled € 629.2 m. One year earlier, the equivalent figure was € 560.3 m. This corresponds to an increase of 12.3 per cent.

KRONES GROUP orders on hand as per June 30, in € m


2000
461.1
2001
503.3
2002
566.3
2003
560.3
2004
629.2

Result

KRONES achieved a modest increase in its profits during the first half of this year. Earnings after taxes have been perceptibly hit by the continuingly troublesome competitive situation and by the rise in material expenses. Nonetheless, the € 35.0 m still means a new record for a year's first six months. This is 1.7 per cent above the equivalent figure for 2003 (€ 34.4 m). In comparison to the first three months of this year (€ 16.3 m), the second quarter's result was up by almost 15 per cent, at € 18.7 m.

KRONES GROUP earnings after taxes Jan. – June, in € m


2000
19.2
2001
25.1
2002
32.2
2003
34.4
2004
35.0

Net worth, financial position and results

The KRONES GROUP's balance sheet total rose by 2.8 % compared to December 31, 2003 (€ 870.4 m) to reach € 894.6 m. Due to the higher volume of business, current assets grew by 3.7 % to reach € 620.7 m (December 31, 2004: € 598.5 m).

Regarding the sources of funds, the favourable relation between equity and outside capital has been maintained. The capital-to-assets ratio rose to 51.5 % (December 31, 2003: 50.0 %): continuing testimony to a very sound financial structure. The group's liabilities were further reduced, by 7.1 % to € 146.0 m (December 31, 2004: € 157.2 m). This corresponds to 16.3 % of the balance sheet total; only € 4.2 m of this were owed to banks.

Provisions rose by 3.8 % to € 287.5 m (December 31, 2003: € 276.9 m). As per June 30, 2004, the KRONES GROUP possessed liquidity of € 4.7 m.

Balance sheet structure of the KRONES GROUP in € m

	June 30, 2004	Dec. 31, 2001	Dec. 31, 2001	Dec. 31, 2001	Dec. 31, 2000
Assets					
Fixed assets	267	272	250	206	182
Inventories	156	150	165	143	102
Receivables, other assets	467	392	355	315	293
Liquid assets	5	56	36	62	66
Liabilities					
Equity capital	461	435	409	381	338
Provisions	288	277	271	230	186
Financial liabilities	4	6	1	2	3
Other liabilities	142	152	125	113	116
Balance-sheet total	895	870	806	726	643

KRONES stock still soaring

Following a good start to the year, KRONES' stock continued to rise, reaching new record levels unmatched in recent years, a success attributable not only to the significant increase in order bookings, and the concomitantly foreseeable rise in sales revenues, but also to the AGM's approval for converting the KRONES preference shares into ordinary shares.

At close of trading on June 30, the ordinary and preference shares were listed at 85.00 and 84.90 euros respectively. Since the beginning of this year, the two stocks have thus risen by 33 and 35 per cent respectively. The MDAX was up by 13 per cent during the same period. In its latest analysis, HypoVereinsbank sees the upside target for the KRONES stock at 92.00 euros.

KRONES ordinary shares on June 30, 2004


85.00 €
60.50 €
40
35
30
25
20
15
10
5
0
-5
-10
January
February
March
April
May
June
July
KRONES ordinary shares (Xetra)
MDAX

The KRONES ordinary and preference shares reached a new high during the first half of this year.

KRONES preference shares on June 30, 2004


84.90 €
60.30 €
45
40
35
30
25
20
15
10
5
0
-5
January
February
March
April
May
June
July
KRONES preference shares (Xetra)
MDAX

The preference shares were converted into ordinary voting shares effective July 22, 2004.

AGM approves conversion of KRONES shares

The AGM of KRONES AG on June 23, 2004, approved a conversion of the non-voting KRONES preference shares into KRONES ordinary shares. 99.9 per cent of the shareholders at the AGM in Neutraubling voted for the share conversion in a ratio of 1 to 1. Following a partial conversion six years ago, all preference shares, whose owners enjoyed the advantage of a higher dividend, but possessed no voting rights in the AGM, were converted into ordinary voting shares effective July 22, 2004.

Instead of the preference share previously traded on the MDAX, the KRONES ordinary shares have since then been listed there. Owners of preference shares were not required to take any action regarding the share conversion. Following close of trading on July 21, the depositary banks converted the portfolios of KRONES preference shares in a ratio of 1 to 1, with one ordinary share being booked into the shareholders' securities accounts for each preference share. This conversion procedure was free of charge for our shareholders.

KRONES AG has issued a total of 10,531,024 share certificates. Now that the two share categories have been merged, 46 per cent of the ordinary shares (4,838,479) are in diversified holdings. The voting rights held by the Kronseder family correspond to a capital share of 54 per cent (5,692,545).Before the conversion, ordinary shares accounted for 66 per cent (6,955,729) and preference shares for 34 per cent (3,575,295).

Now that the preference shares have been converted into ordinary shares, KRONES has significantly strengthened its standing in the MDAX; what is meanwhile now a larger number of freely traded securities following the conversion increases our market capitalisation and thus the group's liquidity, upgrading its profile on the market and among analysts. Moreover, this conversion enables KRONES to enhance the attractiveness of what are now voting shares for institutional and more particularly foreign investors.

Capital expenditure as per June 30, in € m


2000
20.9
2001
32.0
2002
25.7
2003
24.3
2004
13.5

Capital expenditure put back

Decisions on future capital expenditure are KRONES for closely linked to the question of our future production plant locations. We have exercised concomitant restraint during the first six months of this year regarding investment in upgrading or expanding our production facilities. 44 per cent less funding (€ 13.5 m) than in the preceding year's first two quarters (€ 24.3 m) was channelled into initiatives for process optimisation and productivity enhancement.

Payroll remains stable

On June 30, 2004, the KRONES GROUP was employing 8,724 staff worldwide, 0.5 per cent more than on the same date last year (8,680 staff). At our plants in Germany, there were 7,214 people employed at the end of the year's second quarter (June 30, 2003: 7,229 staff), while the payrolls at our subsidiaries abroad totalled 1,510.

Employees worldwide as per June 30, 2004


2000
7,717
2001
8,146
2002
8,387
2003
8,680
2004
8,724

Outlook

Two new specialised filling systems for the dairy industry open up a global market for KRONES.

With sales up once again, and a gratifyingly high level of order bookings, we shall in 2004 as well be further reinforcing our leading position in the global market of beverage filling lines and packaging machinery. In terms of sales, KRONES is within the bandwidth of five to ten per cent we have projected for the years ahead. After sales of € 1.435 billion in 2003, the figure will this year exceed € 1.55 billion. Following the preceding year's profit of € 60.3 m, we regard a further improvement in earnings as achievable, though the rise will not equal the growth in sales.

How sales and earnings have developed (complete years)


1995
7
807
1996
14
834
1997
18
868
1998
26
921
1999
25
908
2000
38
1,015
2001
50
1,165
2002
57
1,305
2003
60
1,435
2004
Net income in € m
Sales in € m



Interim financial statements for the KRONES GROUP

Accounting principles applied

The quarterly financial statements and the consolidated financial statements of KRONES AG have been drawn up in accordance with the regulations of the Third Book of the HGB (German Commercial Code) and the German Stock Corporation Act (AktG).

The consolidation, accounting and valuation methods applied correspond to those used for the consolidated financial statements as per December 31, 2003.

Expenditures and revenues allocated to the results from normal business activities, that are not seasonal in character, and are regularly incurred only at the end of the business year concerned, have been included in the interim report on a pro rata temporis basis.

The interim report conforms to the principles laid down in DRS 6.

Consolidated group

The figures include the financial statements of five domestic and 16 foreign subsidiaries (full consolidation).

The KOSME subgroup has been included since 2003.

Because of their minor significance for the portrayal of the group's net worth, financial position and results, 17 direct and three indirect subsidiaries have not been consolidated.

KRONES GROUP balance sheet
as per June 30, 2004

Assets	June 30, 04	Dec 31, 03
	€ m	€ m
Intangible assets	14.0	14.0
Tangible assets	227.0	232.0
Financial assets	25.8	25.8
Fixed assets	**266.8**	**271.8**
Inventories	156.2	150.2
Accounts receivable (trade debtors)	419.2	368.3
Due from affiliated companies	18.5	10.1
Other assets	22.1	11.1
Securities	0.7	0.7
Liquid assets	4.0	55.3
Current assets	**620.7**	**595.7**
Prepaid expenses	**7.1**	**2.9**
Balance sheet total	**894.6**	**870.4**

Shareholders' equity and liabilities	June 30, 04	Dec 31, 03
	€ m	€ m
Equity capital	**461.1**	**435.1**
Provisions	**287.5**	**276.9**
Liabilities to banks	4.2	5.9
Accounts payable	82.7	80.7
Liabilities to affiliated companies	10.8	11.8
Other liabilities	48.3	58.8
Liabilities	**146.0**	**157.2**
Deferred income	**0.0**	**1.2**
Balance sheet total	**894.6**	**870.4**

KRONES GROUP profit-and-loss account for the 1st half of 2004 / 2nd quarter of 2004

1st half of 2004	2004	2003	Change
	01.01.–30.06.	01.01.–30.06.	
	€ m	€ m	%
Sales revenues	**775.1**	**717.5**	**+ 8.0 %**
Change in inventories, finished/unfinished products	–2.7	–3.4	
Total performance	**772.4**	**714.1**	**+ 8.2 %**
Cost of materials consumed	–364.3	–306.3	+ 18.9 %
Gross income	**408.1**	**407.8**	**+ 0.1 %**
Personnel expenses	–242.1	–236.0	+ 2.6 %
Balance of other operating revenues/expenditures	–88.0	–99.5	– 11.6 %
Depreciation on fixed assets	–19.3	–18.6	+ 3.8 %
Financial result	–0.4	0.7	
Result on normal business activities	**58.3**	**54.4**	**+ 7.2 %**
Tax on income	–23.3	–20.0	+ 16.5 %
Result after taxes	**35.0**	**34.4**	**+ 1.7 %**

2nd quarter of 2004	2004	2003	Change
	2nd quarter	2nd quarter	
	€ m	€ m	%
Sales revenues	**387.3**	**350.5**	**+ 10.5 %**
Change in inventories, finished/unfinished products	–6.3	–7.7	
Total performance	**381.0**	**342.8**	**+ 11.1 %**
Cost of materials consumed	–181.6	–142.2	+ 27.7 %
Gross income	**199.4**	**200.6**	**- 0.6 %**
Personnel expenses	–120.4	–117.6	+ 2.4 %
Balance of other operating revenues/expenditures	–37.3	–48.7	– 23.4 %
Depreciation on fixed assets	–9.8	–8.9	+ 10.1 %
Financial result	–0.8	0.5	
Result of normal business activities	**31.1**	**25.9**	**+ 20.1 %**
Tax on income	–12.4	–7.4	+ 67.6 %
Result after taxes	**18.7**	**18.5**	**+ 1.1 %**

KRONES GROUP equity capital account as per June 30, 2004

	Parent company							Minority interests			Group
Development of group equity	Subscribed capital	Capital reserves	Revenue reserves	Currency differences, equity cap.	Cons. profit carried forward	Current consolidated profits	Equity capital	Shares in capital	Shares in result	Equity capital	equity capital
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Satus on Dec. 31, 2002	**26.9**	**103.7**	**225.0**	**–15.4**	**11.3**	**57.3**	**408.8**	**0.0**	**–**	**0.0**	**408.8**
Carried forward to new account	–	–	–	–	57.3	–57.3	–	–	–	–	–
Changes in initial consolidation	–	–	–19.6	–	–	–	–19.6	2.4	–	2.4	–17.2
Dividend payment	–	–	–	–	–10.9	–	–10.9	–	–	–	–10.9
Consolidated net income Jan. – June 2003	–	–	–	–	–	34.4	34.4	–	–	–	34.4
Transfer to revenue reserves	–	–	22.5	–	–22.5	–	–	–	–	–	–
Currency differences	–	–	–	–8.7	–	–	–8.7	–	–	–	–8.7
Status on June 30, 2003	**26.9**	**103.7**	**227.9**	**–24.1**	**35.2**	**34.4**	**404.0**	**2.4**	**–**	**2.4**	**406.4**
Currency differences	–	–	–	3.5	–0.9	–	2.6	–	–	–	2.6
Consolidated net income July – Dec. 2003	–	–	–	–	–	24.2	24.2	–	1.8	1.8	26.0
Transfer to revenue reserves	–	–	22.3	–	– 22.3	–	–	–	–	–	–
Changes in the consolidated group	–	–	2.4	–	–	–	2.4	–2.3	–	–2.3	0.1
Status on Dec. 31, 2003	**26.9**	**103.7**	**252.6**	**–20.6**	**12.0**	**58.6**	**433.2**	**0.1**	**1.8**	**1.9**	**435.1**
Carried forward to new account	–	–	–	–	58.6	–58.6	–	–	–	–	–
Dividend payment	–	–	–	–	–11.9	–	–11.9	–	–	–	–11.9
Consolidated net income Jan. – June 2004	–	–	–	–	–	34.2	34.2	–	0.8	0.8	35.0
Transfer to revenue reserves	–	–	14.0	–	–14.0	–	–	–	–	–	–
Currency differences	–	–	–	2.3	0.6	–	2.9	–	–	–	2.9
Status on June 30, 2004	**26.9**	**103.7**	**266.6**	**–18.3**	**45.3**	**34.2**	**458.4**	**0.1**	**2.6**	**2.7**	**461.1**

KRONES GROUP flow of funds analysis as per June 30, 2004

	2004 Jan. – June € m	2003 Jan. – June € m
Result for the periodic	35.0	34.4
Depreciation/write ups on fixed assets	19.3	18.6
Increase in provisions	10.6	5.7
Other expenses and earnings non affecting payment	-1.4	2.1
Profit from the sale of fixed assets	-0.3	-2.1
Increase in inventories, trade receivables and other assets not allocated to investment or financing activities	-80.4	-53.5
Decrease in accounts payable and other liabilities not allocated to investment or financing activities	-10.8	-6.4
Cash flow from current operating activities	**-28.0**	**-1.2**
Inpayments from disposals of tangible assets	1.2	0.8
Outpayments for investments in tangible assets	-10.8	-22.7
Outpayments for investments in intangible assets	-2.7	-1.6
Outpayments for investments in financial assets	-	-
Outpayments for the acquisition of consolidated companies and other business units	-	-
Cash flow from investment activities	**-12.3**	**-23.5**
Outpayments to company owners and minority interests	-11.9	-10.9
Increase/redemption of finance loans	-1.7	9.4
Cash flow from financing activities	**-13.6**	**-1.5**
Changes in liquid funds affecting payment	-53.9	-26.2
Changes in liquid funds due to exchange rate, consolidated-group and evaluation factors	2.6	-7.7
Liquid funds at the beginning of the period	**56.0**	**36.2**
Liquid funds at the end of the period	**4.7**	**2.3**

Segment reporting for the KRONES GROUP
January to June 2004

	Machines and lines for beverage production/ process technology		Machines and lines for product bottling and decoration		Machines and lines for the lower output range (KOSME)		KRONES GROUP	
	2004	2003	2004	2003	2004	2003	2004	2003
	6 months	6 months	6 months	6 months	6 months	6 months	6 months	6 months
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Sales revenues	53.3	78.1	687.9	606.3	33.9	33.1	775.1	717.5
Net income	–1.3	1.7	34.7	30.5	1.6	2.2	35.0	34.4
Employees (on June 30)	587	587	7,747	7,780	390*	313	8,724*	8,680
Return on sales	–2.4%	2.2%	5.0%	5.0%	4.7%	6.6%	4.5%	4.8%

* of which additionally 64 employees due to acquisition of the Costec and Kama, Roverbella companies (not yet included in the consolidation)

Financial diary

November 2004 — Interim report as per September 30
April 28, 2005 — Balance sheet press conference
June 22, 2005 — Annual general meeting

The precise dates can be found on our website.

Contact

KRONES AG
Investor Relations
Hermann Count Castell
Böhmerwaldstraße 5
93073 Neutraubling
Germany

Telephone: 00 49(0)94 01-70 32 58
Fax: 00 49(0)94 01-70 34 96
E-mail: investor-relations@krones.de
Internet: www.krones.com

The mid-year report is also available in German and we will be pleased to send it to you on request. You will also find it on our website under Investor Relations.



KRONES AG
Böhmerwaldstraße 5
93073 Neutraubling
Germany